UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Xos, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

98423B 306
(CUSIP Number)

DAKOTA SEMLER
XOS, INC.
3550 TYBURN STREET
LOS ANGELES, CA 90065
TELEPHONE: (818) 316-1890
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98423B 306

1.		Name of Reporting Person Dakota Semler
2.		Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.		SEC USE ONLY

4.		Source of Funds (see instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,747 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,747 (2)
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 150,747 (3)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 1.9% (4)
S14.		Type of Reporting Person (see instructions) IN

(1)    This Schedule 13D/A is filed jointly by Dakota Semler, Emerald Green Trust (“Emerald Green”), Sarah Bardo, Shane Semler and GenFleet LLC (“GenFleet” and, together with Dakota Semler, Emerald Green, Sarah Bardo and Shane Semler, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)    Includes 4,715 shares of common stock, par value $0.0001 per share (“Common Stock”), of Xos, Inc. (the “Issuer”) issuable pursuant to restricted stock units (“RSUs”) that will vest within 60 days of December 9, 2024.
(3)    Does not include: (i) 324,561 shares of Common Stock issuable pursuant to RSUs awarded to Dakota Semler that will not vest within 60 days of December 9, 2024; (ii) 1,791,530 shares of Common Stock held directly by Emerald Green, of which Dakota Semler is the beneficiary; or (iii) 5,626 shares of Common Stock held directly by GenFleet, a manager-managed limited liability company, the sole member of which is Indigo Blue Trust, a trust of which Dakota Semler is the beneficiary. Dakota Semler does not have voting or dispositive power over the shares held by Emerald Green or GenFleet.
(4)    Based on approximately 8,034,059 outstanding shares of Common Stock, consisting of (i) 8,029,344 shares of the Issuer’s Common Stock outstanding as of November 8, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2024 (the “Form 10-Q”); and (ii) an additional 4,715 shares of Common Stock issuable pursuant to RSUs that will vest within 60 days of December 9, 2024.

CUSIP No. 98423B 306

1.		Name of Reporting Person Emerald Green Trust
2.		Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.		SEC USE ONLY

4.		Source of Funds (see instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,791,530 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,791,530 (2)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,791,530 (2)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 22.3% (3)
14.		Type of Reporting Person (see instructions) OO

(1)    This Schedule 13D/A is filed jointly by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)    Consists of 1,791,530 shares of Common Stock held directly by Emerald Green. As co-trustees of Emerald Green, Sarah Bardo and Shane Semler share voting and dispositive power over the 1,791,530 shares of Common Stock held by Emerald Green. Dakota Semler, the beneficiary of Emerald Green, does not have voting or dispositive power over the shares held by Emerald Green.
(3)    Based on approximately 8,029,344 shares of Common Stock outstanding as of November 8, 2024 as reported in the Form 10-Q.

CUSIP No. 98423B 306

1.		Name of Reporting Person Sarah Bardo
2.		Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.		SEC USE ONLY

4.		Source of Funds (see instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,791,533 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,791,533 (2)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,791,533 (2)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 22.3% (3)
14.		Type of Reporting Person (see instructions) IN

(1)    This Schedule 13D/A is filed jointly by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)    Consists of: (a) 1,791,530 shares of Common Stock held by Emerald Green; and (b) 3 shares of Common Stock held by Sarah Bardo’s spouse. As co-trustees of Emerald Green, Sarah Bardo and Shane Semler have shared voting and dispositive power over the 1,791,530 shares of Common Stock held by Emerald Green. Sarah Bardo may be deemed to share voting and dispositive power over shares of Common Stock held by her spouse.
(3)    Based on approximately 8,029,344 shares of Common Stock outstanding as of November 8, 2024 as reported in the Form 10-Q.

CUSIP No. 98423B 306

1.		Name of Reporting Person Shane Semler
2.		Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.		SEC USE ONLY

4.		Source of Funds (see instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,003 (2)
	8.	Shared Voting Power 1,791,530 (3)
	9.	Sole Dispositive Power 6,003 (2)
	10.	Shared Dispositive Power 1,791,530 (3)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,797,533 (3)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 22.4% (4)
14.		Type of Reporting Person (see instructions) IN

(1)    This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)    Consists of 6,003 shares of Common Stock held directly by Shane Semler.
(3) Consists of 1,791,530 shares of Common Stock held by Emerald Green. As co-trustees of Emerald Green, Sarah Bardo and Shane Semler have shared voting and dispositive power over the 1,791,530 shares of Common Stock held by Emerald Green.
(4)    Based on approximately 8,029,344 shares of Common Stock outstanding as of November 8, 2024 as reported in the Form 10-Q.

CUSIP No. 98423B 306

1.		Name of Reporting Person GenFleet LLC
2.		Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☑ (1)
3.		SEC USE ONLY

4.		Source of Funds (see instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,626 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,626 (2)
	10.	Shared Dispositive Power
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,626 (2)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 0.1% (3)
14.		Type of Reporting Person (see instructions) OO

(1)    This Schedule 13D/A is filed jointly by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)    The shares are owned directly by GenFleet. Indigo Blue Trust, of which Dakota Semler is the beneficiary, is the sole member of GenFleet. Dakota Semler does not have voting or dispositive power over the shares held by GenFleet. As GenFleet is manager-managed, Indigo Blue Trust also lacks voting or dispositive power over the shares held by GenFleet.
(3)    Based on approximately 8,029,344 shares of Common Stock outstanding as of November 8, 2024 as reported in the Form 10-Q

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D filed by Dakota Semler, Emerald Green Trust (“Emerald Green”) and GenFleet LLC (“GenFleet”) with the SEC on August 30, 2021 (as it may be amended and supplemented from time to time, the “Schedule 13D”) with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Xos, Inc., a Delaware corporation (the “Issuer”). Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings previously defined in the Schedule 13D.

As further discussed in Item 5, this Amendment No. 2 constitutes an exit filing for each of Dakota Semler and GenFleet.

Item 2. Identity and Background.

(a)The persons and entities filing this statement are Dakota Semler, Emerald Green, Sarah Bardo, Shane Semler and GenFleet (collectively referred to as the “Reporting Persons”). Sarah Bardo and Shane Semler are co-trustees of Emerald Green and are the only persons authorized to act on behalf of Emerald Green.

(b)The address of the principal place of business of each of the Reporting Persons are as follows:

Sarah Bardo: c/o Emerald Green Trust, 32111 Mulholland Highway, Malibu, CA 90265

Emerald Green: 32111 Mulholland Highway, Malibu, CA 90265

GenFleet: 28001 Dorothy Drive, Suite 202, Agoura Hills, CA 91301

Dakota Semler: c/o Xos, Inc., 3550 Tyburn Street, Unit 100, Los Angeles, CA 90065

Shane Semler: c/o Emerald Green Trust, 32111 Mulholland Highway, Malibu, CA 90265

(c)The principal business of each of the Reporting Persons is as follows:

Sarah Bardo: Manager of Token Time Games, LLC

Emerald Green: Investments

GenFleet: Investments

Dakota Semler: Chief Executive Officer and director of the Issuer

Shane Semler: Manager of SKB Experiences, LLC d/b/a Malibu Wine Hikes; and President of Malibu Management Services No. 3, Inc. d/b/a Malibu Wines & Beer Garden

(d)During the last five years, none of the Reporting Persons hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, none of the Reporting Persons hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Dakota Semler, Sarah Bardo and Shane Semler are citizens of the United States, Emerald Green is a Georgia trust, and GenFleet is a California limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth under Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction.

On March 26, 2024, the Issuer and ElectraMeccanica Vehicles Corp., a corporation previously existing under the laws of the Province of British Columbia (“ElectraMeccanica”), completed the previously announced transaction pursuant to the Arrangement Agreement, dated as of January 11, 2024 (the “Original Arrangement Agreement”), by and between the Issuer and ElectraMeccanica, as amended by the Amendment Agreement, dated January 31, 2024 (the “Amendment Agreement” and, together with the Original Arrangement Agreement, the “Arrangement Agreement”), by and between the Issuer and ElectraMeccanica. Pursuant to the terms of the Arrangement Agreement, the Issuer acquired all of the issued and outstanding common shares of ElectraMeccanica (the “ElectraMeccanica Shares”) pursuant to a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia) (the “Arrangement”).

Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, on March 26, 2024, each ElectraMeccanica Share outstanding immediately prior to the effective time of the Arrangement was converted automatically into the right to receive 0.0143739 of a share of Common Stock. Upon closing of the Arrangement, the number of outstanding shares of the Issuer’s Common Stock increased by 1,766,388 shares and, accordingly, each Reporting Person’s percentage beneficial ownership decreased proportionately.

The foregoing summary description of the completion of the Arrangement does not purport to be complete and is qualified in its entirety by reference to the terms of (i) the Original Arrangement Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 12, 2024, and is incorporated by reference into this Item 4, and (ii) the Amendment Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 1, 2024, and is incorporated by reference into this Item 4.

On August 10, 2024, as previously disclosed on a Form 4 filed by Dakota Semler, the Issuer granted to Dakota Semler an award of 262,944 Restricted Stock Units (“RSUs”) under the Issuer’s 2021 Equity Incentive Plan. Approximately 33% of such RSU shall vest on April 10, 2025 (the "Initial Vesting Date"), and the remainder of the RSU Award shall vest in twenty-four (24) approximately equal installments on the 10th day of each calendar month thereafter; provided that Dakota Semler remains in continuous service to the Issuer at each such time.

Dakota Semler serves as a member of the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Other than as described above, none of the Reporting Persons have any present plan or proposal that relates to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future, individually or with others, to formulate any such plans or proposals, and to take any actions with respect to their holdings in the Issuer, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5. Interest in Securities of the Issuer.

(a) – (b)     The information relating to the beneficial ownership of shares of Common Stock by each of the Reporting Persons set forth in Rows 7 through 11 and 13 of the cover pages hereto is incorporated herein by reference.

Collectively, the Reporting Persons may be deemed to beneficially own an aggregate of 1,949,033 shares of Common Stock, representing beneficial ownership of approximately 24.3% of the outstanding shares of Common Stock.

(c) The information set forth under Item 4 above is incorporated herein by reference.

(e) Each of Dakota Semler and GenFleet beneficially owns less than 5% of the Issuer’s outstanding shares of Common Stock. As a result, this Amendment No. 2 represents an exit filing for each of Dakota Semler and GenFleet.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Item 4 above is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

1    Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2024

    /s/ Dakota Semler
    Dakota Semler

    EMERALD GREEN TRUST

    By:    /s/ Shane Semler
        Name: Shane Semler
        Title: Trustee

    GENFLEET LLC

    By:    /s/ Evan Bardo
            Name: Evan Bardo
            Title: Manager

    /s/ Sarah Bardo
    Sarah Bardo

    /s/ Shane Semler
    Shane Semler

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of Xos, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

This Joint Filing Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on December 9, 2024.

    /s/ Dakota Semler
    Dakota Semler

    EMERALD GREEN TRUST

    By:    /s/ Shane Semler
        Name: Shane Semler
        Title: Trustee

    GENFLEET LLC

    By:    /s/ Evan Bardo
            Name: Evan Bardo
            Title: Manager

    /s/ Sarah Bardo
    Sarah Bardo

    /s/ Shane Semler
    Shane Semler